HR Ratings® Credit Rating Agency



Acting Head Compliance Officer Vicepresident Compliance
Board of Directors
Managing Director Chief Risk Officer
Chairman of the Board
Vice Chairman of the Board
External Financial Advisors
CEO
Managing Director Chief Operating Officer
Managing Director Chief Credit Officer
Excecutive Director Business Development
Senior Executive Director Public Finance and Infrastructure
Senior Executive Director Public Finance and Infrastructure
Executive Director Corporates/ABS
Executive Director Corporates/ABS
Executive Director FI/ABS
Vicepresident Admin.
Vicepresident H.R.
Associate Director FP
Sr. Manager FI
Associate Director Metodology and Criteria
Programmer
Manager PF
Manager FI
Manager FI
Sr. Associate Compl.
Sr.Associate Admon
Sr. Associate RH
Sr. Associate DN
Sr. Associate. DN
Sr. Associate TI
Programm
Sr. Associate FP
Sr.Associate FP
Sr. Associate Corp.
Sr.Associate FI
Sr.Associate FI
Associ. Compl.
Logistics Associate
Associate RH.
Associate DN
Associate Operac.
Associate Operac.
Associate FP
Associate FP
Associate FP
Associate Infr.
Sr. Analyst FI
Associate FI
Associate Economics
. Analyst Corpor
Sr. Analyst Corpor
Sr. Analyst FI
Analyst Operations
Editor
Analist FP
Analist FP
Analist FP
Analist FP
Infra. Analyst
Corporates Analyst
Corporates Analyst
Intern IF
Analyst FI
Analyst FI
Analyst FI
Analyst FI
Analyst FI
Analyst FI
Analyst FI
Analyst FI
Analyst Econom.
Analyst Risk
Asistant Presiden.
Asistant Admon
Asistant Admon
Reception
Asistant DN
Programmer
Intern FP
Intern FP
Intern IF
Intern IF
Assistant CEO
Assistant Vpresident
Logistics
Logistics
Logistics
Logistics
Logistics
Logistics
Logistics
Logistics